Exhibit 8.2

                                                                     Exhibit 8.2

                          [Primary Network Letterhead]








                                   May 9, 2000



Primary Network Holdings, Inc.
11756 Borman Drive
St. Louis, Missouri  63146


         Re:      Federal Income Tax Consequences of Merger of Mpower Merger Sub
                  --------------------------------------------------------------
                  With and Into Primary Network Holdings, Inc.
                  --------------------------------------------

Dear Sirs:

                  You have requested our opinion regarding certain United States federal income tax consequences arising out of the merger (the "Merger") of Mpower Merger Sub, Inc., a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Mpower Communications Corp. (a/k/a MGC Communications, Inc.), a Nevada corporation ("Parent"), with and into Primary Network Holdings, Inc., a Delaware corporation ("Company"), with Company continuing as the surviving corporation, upon the terms and conditions set forth in the Agreement and Plan of Merger (the "Merger Agreement") dated as of April 17, 2000 among Parent, Merger Sub and Company. Our conclusions are based on the facts relating to the Merger being those described in the Merger Agreement and the Proxy Statement/Prospectus and upon the representations made in your letter, dated as of May 9, 2000 (the "Primary Letter") and Parent and Merger Sub's letter, dated as of May 9, 2000 (the "MPower Letter"). Capitalized terms not otherwise defined herein have the meaning specified in the Merger Agreement.

                  Based on the facts and representations referred to above and our examination of the Merger Agreement and relevant legal authorities, it is our opinion that:

                  (1) Provided the merger of Merger Sub into Company qualifies as a statutory merger under applicable state laws, the proposed transaction will be a reorganization described in Internal Revenue Code of 1986 (the "Code") ss.ss.368(a)(1)(A) and 368(a)(2)(E), and Company, Parent and Merger Sub will each be "a party to a reorganization" described in Code ss.368(b).

                  (2) No gain or loss will be recognized by Parent, Merger Sub or Company as a result of the Merger. Code ss.ss.354(a)(1), 357(a), 361(a) and 1032.

                  (3) No gain or loss will be recognized by Company shareholders that are United States persons (within the meaning of the Code) upon the conversion of their Company Shares into shares of Parent Common Stock pursuant to the Merger. Code ss.354(a)(1).

                  (4) The aggregate basis of the shares of Parent Common Stock received in exchange for shares of Company Shares pursuant to the Merger (including fractional shares of Parent Common Stock for which cash is received) will be the same as the aggregate Federal income tax basis for such shares of Company Shares at the time of the Merger. Such aggregate basis shall be decreased by the amount of any tax basis allocable to deemed fractional shares for which cash is received. Code ss.358(a)(1). See Paragraph 6.

                  (5) The holding period for shares of Parent Common Stock received by any holder of Company Shares in exchange for shares of Company Shares pursuant to the Merger will include the holding period for such shares of Company Shares, provided the shares of Company Shares were held as capital assets by the holder at the Effective Time. Code ss.1223(1).

                  (6) The payment of cash in lieu of a fractional share of Parent Common Stock will be treated as if the fractional share was distributed as part of the exchange and redeemed by Parent. A holder will recognize gain or loss on the redemption equal to the difference, if any, between such holder's basis in the fractional share and the amount of cash received. Generally, the gain or loss will be a capital gain or loss if the Company Shares is held by the holder as a capital asset at the Effective Time. Rev. Rul. 66-365, 1966 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574. If, however, the receipt of such cash has the effect of a distribution of a dividend with respect to the stockholder, all or some part of the cash payment may be treated as ordinary dividend income.

                  This opinion represents and is based upon current federal income tax laws including the Code, existing judicial decisions, administrative regulations and published rulings and procedures. Our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service will not successfully assert a contrary position. No assurance can be given that future legislative, judicial or administrative changes will not adversely affect the accuracy of the conclusions stated herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws.

                  This opinion addresses only the qualification of the Merger as a "reorganization" as defined in Section 368(a) of the Code. This opinion does not address any other federal tax consequence or any state, local, or foreign tax consequences that may result from the Merger or any other transaction (including any transaction contemplated by the Merger Agreement or undertaken in connection with or in contemplation of the Merger).

                  This opinion has been delivered to you solely for the purpose of satisfying the closing condition set forth in the Merger Agreement and for the filing of the Proxy Statement/Prospectus filed pursuant to the Merger. It may not be relied upon for any other purpose or by any other person or entity and may not be made available to any other person or entity without our prior written consent.

                                        Very truly yours,


                                        /s/  Milbank, Tweed, Hadley & McCloy LLP

SF/DLP